[redacted]

UNI[illegible] 09058964
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

AB 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ FINANCIAL SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland (City) MD (State) 21502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Bridges 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company, Inc.
(Name – *if individual, state last, first, middle name*)

1133 Penn Avenue (Address) Pittsburgh (City) PA (State) 15222-4205 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public Robert Bosak
my commission expires 3-12-12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2008
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2008

Contents

SCHNEIDER DOWNS

INSIGHT ■ INNOVATION ■ EXPERIENCE

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS) as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CFS' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CFS' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio

February 25, 2009

Schneider Downs & Co., Inc.
www.schneiderdowns.com

IGAF

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 3,674,712
Investment in mutual funds & securities, available for sale, at market value	1,111,321
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	93,566
Receivables from customers, net	921,214
Due from CBIZ affiliates	359,327
Other assets	166,252
Deferred compensation plan assets	162,808
Goodwill and other intangible assets, net of accumulated amortization of $582,379	5,765,275
Furniture and equipment, net of accumulated depreciation of $203,597	161,101
Total Assets	$ 12,470,710
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 581,272
Deferred compensation plan obligation	162,808
Other liabilities	733,341
Income tax payable	1,658,458
Total Liabilities	3,135,879
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	8,118,271
Accumulated other comprehensive income	4,113
Retained earnings	1,187,447
Total Stockholder's Equity	9,334,831
Total Liabilities and Stockholder's Equity	$ 12,470,710

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income and Accumulated Other Comprehensive Income

For the year ended December 31, 2008

Revenue	
Commissions and investment advisory fees	$ 19,932,486
Interest and dividends	87,181
Other income	1,523
Total Revenue	20,021,190
Expenses	
Employee compensation and benefits	11,395,701
Facilities expenses	685,513
Clearing fees	262,236
Other operating expenses	3,172,092
Depreciation and amortization	199,653
Total Expenses	15,715,195
Income before income taxes	4,305,995
Income tax provision (See footnote 4)	1,658,458
Net Income	2,647,537
Other Comprehensive Income	(7,434)
Comprehensive Income	$ 2,640,103

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2008

Cash flows provided by operating activities	
Net income	$ 2,647,537
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	35,929
Amortization of client lists and non-competes	163,724
Changes in assets and liabilities:	
Receivable from clearing organization	30,462
Receivable from customers	854,549
Other assets	(69,885)
Due to/from CBIZ affiliates	(659,864)
Accounts payable and accrued expenses	(19,353)
Income tax payable	(1,218,028)
Net cash provided by operating activities	1,765,071
Cash flows provided by investing activities	
Proceeds from sale of investments	18,911
Cash flows used by investing activities	
Purchase of equipment	(147,884)
Purchase of additional goodwill	(21,075)
Net cash used by investing activities	(168,959)
Cash flows provided by financing activities	
Capital infusion from parent	750,000
Cash flows used by financing activities	
Dividends paid	(3,250,000)
Net decrease in cash and cash equivalents	(884,977)
Cash and cash equivalents at beginning of year	4,559,689
Cash and cash equivalents at end of year	$ 3,674,712

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2008	$ 25,000	$ 7,368,271	$ 11,547	$ 1,789,910	$ 9,194,728
Net income	-	-	-	2,647,537	2,647,537
Unrealized loss on investment	-	-	(7,434)	-	(7,434)
Capital infusion from parent	-	750,000	-	-	750,000
Dividends paid	-	-	-	(3,250,000)	(3,250,000)
Balance at December 31, 2008	$ 25,000	$ 8,118,271	$ 4,113	$ 1,187,447	$ 9,334,831

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2008

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Maryland. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans. CFS' Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2008 approximately 57% of the balance of cash and cash equivalents represents amounts which were held by National Financial Services LLC, CFS' clearing broker. At various times the amounts on deposit with banks or held by CFS' clearing broker exceed federally insured limits. Management monitors these balances and believes they do no represent a significant credit risk to CFS.

Mutual Funds

CFS has invested assets in a mutual fund, which is carried at fair value.

1. Organization and Significant Accounting Policies (Continued)

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2008 was $35,929.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Commissions relating to brokerage activity are recognized when earned, commissions relating to business placed directly with fund companies are recognized when earned and life insurance commissions are recognized when the policy becomes effective.

Fee income – Fee income is recognized in the period in which services are provided, and may be based on predetermined agreed-upon fixed fees, actual hours incurred on an hourly fee basis, or asset-based fees. Revenue which is based upon actual hours incurred is recognized as services are performed.

Revenue for asset-based fees is recognized when the data necessary to compute revenue is determinable, which is typically when either, market valuation information is available, the data necessary to compute our fees is made available by third party administrators or when cash is received. CFS only recognizes revenue when cash is received for those arrangements where the data necessary to compute our fees is not available to CFS in a timely manner.

Investment advisory fees are invoiced quarterly and recognized when earned.

Mergers & Acquisitions and Capital Advisory — Revenue associated with non-refundable retainers is recognized on a pro rata basis over the life of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

1. Organization and Significant Accounting Policies (Continued)

Employee Savings Plan

CFS' employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including: stock; fixed income; stable value; and balanced – lifecycle funds. CFS' matching contribution to the 401(k) portion of the Plan in 2008 was $221,047.

Deferred Compensation Plan

CBIZ implemented a deferred compensation plan during the first quarter of 2004, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account and a deferred compensation plan obligation is established by CFS. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CFS and recorded as assets of the deferred compensation plan in the accompanying statement of financial condition.

Assets of the deferred compensation plan represent marketable investments that consist primarily of mutual funds, money market funds and equity securities. CFS classifies these marketable securities as "trading" securities under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the investment balance is stated at fair market value based on quoted market prices, and realized and unrealized gains and losses are reflected in earnings. The assets held in the deferred compensation plan reflect amounts due to employees, but are available for general creditors of CFS in the event CFS becomes insolvent. As such, CFS has established a corresponding other long-term liability entitled "deferred compensation plan obligations" in the statement of financial condition.

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with SFAS No. 141, "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2008.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value.

2. Related Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc. and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI provides certain management services to CFS as well as provides the facilities from which CFS conducts its operations. These management and facility costs have been allocated to CFS and are included in these financial statements. At December 31, 2008, CFS had prepaid a portion of these expenses for the year 2009 and therefore had a receivable from CBSI, CBIZ B&I and other CBSI related affiliates of $359,327.

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of CFS, would be recognized and recorded by CFS. Further, the agreements provide that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Under certain circumstances this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of CFS related to these agreements.

In 2008, CFS declared and paid cash dividends totaling $3,250,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2008 CFS calculated its net capital at $1,518,567, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 2.07 to 1.

4. Income Taxes

CFS is included in CBIZ's consolidated federal tax return as well as consolidated state tax returns where applicable. An individual state income tax return is filed for CFS in Maryland. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 38.5% pursuant to a tax sharing arrangement. Under this arrangement there are no deferred taxes recorded on CFS' financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities.

5. Acquisitions and Contingent Purchase Price Payments

On January 19, 2005, CFS, its parent and CBIZ Accounting, Tax and Advisory of San Diego entered into an Asset Purchase Agreement with Nation Smith Hermes Diamond Accountants and Consultants (NSHD), whereby CFS' parent was to acquire NSHD and their regulated subsidiary Wealth Strategies for cash and stock. The Asset Purchase Agreement became effective as of January 1, 2005. Contemporaneous with the acquisition, CFS' parent merged the assets and liabilities of Wealth Strategies into CFS. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. During 2008, according to the terms of the Asset Purchase Agreement, contingent purchase price adjustments of $21,075 were recorded as a liability by CFS' parent and as additional goodwill by CFS.

The results of operations for Wealth Strategies are included in CFS' statement of income for the year ending December 31, 2008.

6. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2008 were as follows:

Goodwill	$ 4,799,954
Intangibles:	
Client lists	1,477,700
Non-compete agreements	70,000
Total intangibles	1,547,700
Total goodwill and other intangibles assets	6,347,654
Less accumulated amortization	(582,379)
Goodwill and other intangible assets, net	$ 5,765,275

Client lists are amortized over periods not exceeding ten years. Other intangibles, which consist primarily of non-compete agreements, are amortized over periods ranging from two to ten years. Amortization expense of client lists and other intangible assets was $163,724 during the year ended December 31, 2008.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There were no impairment charges recorded during the year ended December 31, 2008.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net capital:	
Total stockholder's equity qualified for net capital	$ 9,334,831
Add liabilities subordinated borrowings allowable in computation of net capital	-
	9,334,831
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
12B-1 fees receivable	(93,566)
Receivables from customers, net	(921,214)
Other assets	(701,001)
Goodwill and other intangible assets, net	(5,765,275)
Furniture and equipment	(161,101)
Net capital before haircuts on securities positions	1,692,674
Haircuts on securities (stock, money market and mutual funds)	(174,107)
Net capital	$ 1,518,567
Aggregate indebtedness	
Total liabilities from statement of financial condition	3,135,879
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,268,567
Ratio: Aggregate indebtedness to net capital	2.07 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 1,518,567
Audit adjustments	-
Net capital per above	$ 1,518,567

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii) and therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

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SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

Report on Internal Control Required by Sec Rule 17a-5 for a Broken-Dealer Claiming an Exemption from Sec Rule 15c3-3

Board of Directors
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBIZ Financial Solutions, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) as follows:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

IGAF

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio

February 25, 2009